                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



(MARK ONE:)

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934


For the fiscal year ended December 31, 1994
                          -----------------

                                      Or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the transition period from _________ to __________

                        Commission file number 0-11103
                                               -------

                              CENTOCOR QUALIFIED
                          SAVINGS AND RETIREMENT PLAN

                           (Full title of the Plan)

                                Centocor, Inc.
                           200 Great Valley Parkway
                               Malvern, PA 19355

                    (Name of issuer of the securities held
                  pursuant to the plan and the address of its
                          principal executive office)

Centocor Qualified Savings and Retirement Plan
- - ----------------------------------------------
Index to Financial Statements and Schedules
- - -------------------------------------------



Page 3       Independent Auditors' Report

Page 4 Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993

Page 5 Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1994, 1993 and 1992

Pages 6-12   Notes to Financial Statements

Page 13 Schedule II - Allocation of Plan Assets and Liabilities to Investment Programs

Pages 14,15  Schedule III - Allocation of Changes in Plan Equity to Investment
             Programs

Page 16      Item 27a - Schedule of Assets Held For Investment Purposes

Page 17      Item 27d - Schedule of Reportable Transactions

                         Independent Auditors' Report
                         ----------------------------

To the Participants of the Centocor Qualified Savings and Retirement Plan and the 401(k) Administrative Committee of Centocor, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994. In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedules as listed in the accompanying index. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan at December 31, 1994 and 1993 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



KPMG Peat Marwick LLP


June 2, 1995

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                            December 31,
                                                                 -----------------------------------
                                                                     1994                 1993
                                                                     ----                 ----
Assets:

  Corestates Money Market Funds and Cash                              $53,017               $95,441

  Investments (Note 3):
      Centocor, Inc. Common Stock (Note 9)                          2,166,385             1,411,356
      CoreFund Treasury Reserve Series A                              862,782             1,082,802
      CoreFund Intermediate Bond Fund Series A                      1,073,447             1,337,077
      CoreFund Equity Index Fund Series A                           3,410,761             3,436,630
      CoreFund International Growth Fund Series A (Note 8)             17,249                     -
      CoreFund Growth Equity Fund Series A (Note 8)                   477,207                     -
                                                                 -------------        --------------
                                                                    8,007,831             7,267,865

  Interest and dividends receivable                                    29,304                25,492

  Other assets:
      Employer's contribution receivable (Note 2)                     549,798               246,226
      Employee contribution receivable                                 42,392                30,528
      Loans receivable from participants                              169,357                89,038
                                                                 -------------        -------------
                                                                      761,547               365,792
                                                                 -------------        --------------

      Total assets                                                 $8,851,699            $7,754,590
                                                                 =============        ==============


Liabilities and Plan Equity:
  Other liabilities                                                     5,443                     -
  Transfers payable to related parties (Note 6)                             -                46,488
  Plan equity (Notes 2 and 9)                                       8,846,256             7,708,102
                                                                 -------------        --------------

      Total liabilities and plan equity                            $8,851,699            $7,754,590
                                                                 =============        ==============




See accompanying Notes to Financial Statements.

                        CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                     Years ended December 31,
                                                                  --------------------------------------------------------------
                                                                       1994                    1993                   1992 *
                                                                       ----                    ----                   ------
Interest and other income                                              $196,962                 $53,700                $228,492
Realized gains (losses) on sale of investments (Note 3)                 173,613                 161,356                (130,587)
Unrealized appreciation (depreciation)
 of investments (Notes 3 and 9)                                         326,454                (600,656)             (2,397,490)


Contributions (Note 2):
   Employee                                                           1,340,188               1,664,213               3,606,443
   Employer                                                             549,798                 378,987               1,017,778
Other income (expense)                                                  (40,746)                      -                      -
                                                                  ---------------          --------------        ----------------

      Total contributions                                             1,849,240               2,043,200               4,624,221


Deductions (Note 2):
   Benefits paid                                                     (1,325,833)             (3,229,524)             (1,524,382)
   Transfers to related party (Note 6)                                        -                 (46,488)                      -
   Loan advances                                                        (80,319)                (50,280)                (69,172)
   Administrative expenses                                               (1,963)                 (2,632)                      -
                                                                  ---------------          --------------        ----------------
                                                                     (1,408,115)             (3,328,924)             (1,593,554)

      Net increase (decrease)                                         1,138,154              (1,671,324)                731,082

Plan Equity:                                                          7,708,102               9,379,426               8,648,344
    Beginning of year                                             --------------           -------------         ---------------
    End of year                                                      $8,846,256              $7,708,102              $9,379,426
                                                                  ==============           =============         ===============

* Certain items have been reclassified to conform to current year classifiactions
See accompanying Notes to Financial Statements

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENTS PLAN

                        NOTES TO FINANCIAL STATEMENTS



Note 1    Summary of Significant Accounting Policies

          Basis of Presentation
          ---------------------

          The accompanying financial statements have been prepared on the accrual basis of accounting.

          Investments
          -----------

          Shares of common trust funds administered by CoreStates Bank, N.A. are stated at fair value based on the market value of the funds underlying securities. Centocor, Inc. (the "Company") common shares are carried at market value which is determined by quoted market prices.

Note 2    Description of Plan

          The following description of Centocor Qualified Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          General
          -------

          Effective January 1, 1985, the Company established the Plan, a defined contribution savings plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Substantially all U.S. employees of the Company, or any of its subsidiaries or affiliates, are eligible to participate in the Plan. Employees may participate as of the first entry date following the date of his/her employment. The entry dates are January 1, April 1, July 1 and October 1 ("Entry Date") of each calendar year. Substantially all of the legal, accounting and administrative expenses associated with Plan operations are currently paid by the Company.

          Contributions
          -------------

          Eligible employees may make voluntary tax-deferred contributions of 1 to 15 percent of their eligible cash compensation up to certain annual limits as prescribed by the U.S. Internal Revenue Code. Maximum annual contributions may be limited at the discretion of the Company.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENTS PLAN

                        NOTES TO FINANCIAL STATEMENTS



Employee contributions are invested as directed by the employee in any of the six investment funds available under an investment contract with the Trustee (see Note 3). Company contributions are made principally in the Company's Common Stock.

The Company may elect, but is not required, to make contributions to the Plan for the benefit of the participating employees. To date, contributions have been made as a percentage of the participants' contributions for the year, as determined by the Company's Board of Directors. In 1994, the Company elected to contribute an amount equal to 40 percent of the contributions of each employee earning less than $70,000 per year and 30 percent of the contributions of each employee earning $70,000 or more per year. However, in 1993 and 1992, the Company elected to contribute an amount equal to 40 percent of the contributions of each employee earning less than $65,000 per year and 30 percent of the contributions of each employee earning $65,000 or more per year. The Company's contribution is based upon annual employee contributions up to a level of 6 percent of their cash compensation. Additionally, in 1994 and 1993, the Company committed to make a contribution equal to 1% of each employee's compensation. At December 31, 1994, 30,511 shares of the Company's Common Stock with a par value of $16.7696 per share determined by the average trade price for the last twenty days in December and $38,141 in cash was due to the Plan from the Company for its 1994 contribution.

Participants' accounts
- - ----------------------

Separate accounts are maintained by the Trustee for each participant. Each participant's account reflects the participant's contribution, the Company's contribution, interest, dividends, other income, and gains or losses earned by each of the investment funds. Investment income is reinvested in the same funds.

Participants may transfer all or a portion of their accounts among the six investment funds available under the Plan. The transfer would take effect on the Entry Date following the participant's written notice of the change.

Vesting
- - -------

Employee contributions are fully (100 percent) vested and non-forfeitable. Employer matching contributions are fully vested upon death, total and permanent disability, or attainment of age 65; otherwise, employer contributions are subject to vesting percentages based on years of service, as defined by the Plan documents. Employee

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENTS PLAN

                        NOTES TO FINANCIAL STATEMENTS



non-vested forfeitures are used by the Company to offset employer matching contributions. The employer contributions vesting percentages are as follows:

       Less than one year of service           0%
       One year of service                    20%
       Two years of service                   40%
       Three years of service                 60%
       Four years of service                  80%
       Five or more years of service         100%

Payment of benefits
- - -------------------

Benefits from the participants' vested accounts are normally payable to Plan participants upon retirement, death, termination of Company employment or total and permanent disability. Included in plan equity are benefits payable at December 31, 1994 and 1993 of $128,304 and $728,246, respectively, representing amounts due to former employees.

A participant, while still an employee, may generally withdraw all or a portion of his vested, non-forfeitable tax-deferred contribution account if such amount is needed to defray the cost of a medical emergency, enable the participant to acquire or improve his principal residence, or assist the participant in preventing eviction or foreclosure proceedings. Such a withdrawal must first be taken as a loan as noted below. Any additional funds required will be distributed as a hardship withdrawal subject to income tax and penalties. Such loan and withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship and shall not be reasonably available from other sources of the participant.

Loan provisions
- - ---------------

Participants may borrow up to 50 percent of their vested account balance not to exceed $50,000 and may take only one loan per year. All such loans bear interest at prevailing market rates.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENTS PLAN

                        NOTES TO FINANCIAL STATEMENTS



Note 3    Investments
          -----------

          The number of employees participating in the investment funds at December 31, 1994 was as follows:

          Centocor, Inc. Common Stock Fund               437
          CoreFund Treasury Reserve Series A             196
          CoreFund Intermediate Bond Fund Series A       232
          CoreFund Equity Index Fund Series A            364
          CoreFund International Growth Fund Series A    232
          CoreFund Growth Equity Fund Series A           262


          The Centocor Common Stock Fund consists primarily of shares of Centocor, Inc. Common Stock, with a portion of funds invested in a government money market fund pending purchase of the Company's Common Stock to provide liquidity. The CoreFund Treasury Reserve Fund Series A invests in U.S. Treasury Bills with maturities of one-year or less, with a portion invested in the money market fund noted above. The CoreFund Intermediate Bond Fund Series A invests in U.S. government and government agencies securities and securities guaranteed by the U.S. government, as well as, unsecured debt instruments of corporations, all with various maturities up to ten years. Part of this fund may also be invested in the money market fund noted above. The CoreFund Equity Index Fund Series A invests in equity securities of corporations, with a portion in the money market fund noted above. The CoreFund International Growth Fund Series A invests in equity securities of corporations outside the United States. The CoreFund Growth Equity Fund Series A invests in equity securities of corporations, with a portion in the money market fund noted above.

          Custody of the Plan's investments is maintained by the Trustee, CoreStates Bank, N.A. Plan investments at December 31, 1994 and 1993 were as follows (see Note 9):

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENTS PLAN

                        NOTES TO FINANCIAL STATEMENTS

Name of Issuer
and Title of Issue                                       Number of Shares              Cost       Fair Value
- - -------------------                                      ----------------              ----       ----------
At December 31, 1994
- - --------------------

Centocor, Inc. Common Stock                                   133,316            $1,934,758        $2,166,385
CoreFund Treasury Reserve Series A                            862,782               862,782           862,782
CoreFund Intermediate Bond Fund Series A                      113,114             1,129,591         1,073,447
CoreFund Equity Index Fund Series A                           169,605             3,511,987         3,410,761
CoreFund International Growth Fund Series A                     1,430                18,796            17,249
CoreFund Growth Equity Fund Series A                           50,338               490,337           477,207
                                                                                                    ---------
                                                                                                   $8,007,831
                                                                                                    =========

Name of Issuer
and Title of Issue                                       Number of Shares              Cost       Fair Value
- - --------------------                                     ----------------              ----       ----------
At December 31, 1993
- - --------------------

Centocor, Inc. Common Stock                                   118,851            $1,846,728        $1,411,356
CoreFund Treasury Reserve Series A                          1,082,802             1,082,802         1,082,802
CoreFund Intermediate Bond Fund Series A                      132,910             1,333,422         1,337,077
CoreFund Equity Index Fund Series A                           159,030             3,271,787         3,436,630
                                                                                                    ---------
                                                                                                   $7,267,865
                                                                                                    ---------

Net realized gains of $173,613 in 1994 resulted principally from sales in the CoreFund Growth and Income Equity Fund offset by realized losses from sales in the CoreFund Intermediate Bond Fund.

Net realized gains of $161,356 in 1993 resulted principally from sales in the CoreFund Growth and Income Equity Fund offset by realized losses from the sale of shares of the Company's Common Stock.

Net realized losses of $130,587 in 1992 resulted principally from the sale of shares of the Company's Common Stock.

The following table presents the fair value of investments that represent 5 percent or more of the Plan's net assets as of December 31, 1994 and 1993, respectively:

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENTS PLAN

                        NOTES TO FINANCIAL STATEMENTS



          Name of Issuer
          and Title of Issue                                   1994             1993
          ------------------                                   -----            ----

          Centocor, Inc. Common Stock                    $2,166,385       $1,411,356
          CoreFund Treasury Reserve Series A                862,782        1,082,802
          CoreFund Intermediate Bond Fund Series A        1,073,447        1,337,077
          CoreFund Equity Index Fund Series A             3,410,761        3,436,630
          CoreFund Growth Equity Fund Series A              477,207                -

          The net unrealized appreciation (depreciation) on investments as of and for the years ended December 31, 1994, 1993 and 1992 was as follows (see Note 9):

                                                                                          CoreFund
                                                                       CoreFund           Growth &         CoreFund
                                                Centocor, Inc.     Intermediate             Income    International
                                                 Common Stock         Bond Fund        Equity Fund             Fund
                                                 ------------         ---------        -----------             ----

          Balance at December 31, 1991          $ 2,298,030            $ 48,867          $ 384,375          $     -
          Appreciation (depreciation)            (2,557,133)             (7,417)           167,060                -
                                                -----------            --------          ---------           ------
          Balance at December 31, 1992             (259,103)             41,450            551,435                -
          Depreciation                             (176,269)            (37,795)          (386,592)               -
                                                -----------            --------          ---------           ------
          Balance at December 31, 1993             (435,372)              3,655            164,843                -
          Appreciation (depreciation)               666,999             (59,799)          (266,069)          (1,547)
                                                -----------            --------           ---------           ------
          Balance at December 31, 1994          $   231,627            $(56,144)         $(101,226)         $(1,547)
                                                ===========             ========          =========          =======
                                                CoreFund
                                                  Growth
                                                    Fund                 Total
                                                    ----                 -----

          Balance at December 31, 1991          $      -           $ 2,731,272
          Appreciation (depreciation)                  -            (2,397,490)
                                                 -------           -----------
          Balance at December 31, 1992                 -               333,782
          Depreciation                                 -              (600,656)
                                                 -------            -----------
          Balance at December 31, 1993                 -              (266,874)
          Appreciation (depreciation)           (13,130)               326,454
                                                --------           -----------
          Balance at December 31, 1994         $(13,130)          $     59,580
                                                ========           ===========

Note 4    Federal Income Taxes
          --------------------

          The Internal Revenue Service has made a determination that the Plan has complied with the requirements of ERISA and therefore is qualified under provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax.

          A participant must pay regular income tax plus a 10 percent excise tax for withdrawal of any portion of his accumulated pre-tax account balance, including the vested portion of the Company's contributions or earnings prior to retirement, disability, or attaining age 59-1/2 and not meeting the requirements of a loan.

Note 5    Plan Termination
          ----------------

          Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENTS PLAN

                        NOTES TO FINANCIAL STATEMENTS



Note 6    Related Party
          -------------

          Transfers payable to related parties in 1993 represent net assets available for Plan Benefits of participants who had formerly worked for the Company and are now employed by an unconsolidated entity. The companies share a common member of the Board of Directors. Effective December 31, 1994, the Plan no longer has any current or future liabilities to related parties.

Note 7    Form 5500
          ---------

          The Plan had not yet prepared its Form 5500 as of the date of the audit report. The Plan has until September 15, 1995 to file the Form 5500.

Note 8    Plan Amendments/Changes
          -----------------------

          During 1994, the plan added two new investment options. These investments are known as the CoreFund Growth Equity Fund Series A and the CoreFund International Growth Fund Series A. The object of the CoreFund Growth Equity Fund Series A is to seek capital growth by investing primarily in equity securities with potential for growth of earnings over time while the CoreFund International Growth Fund Series A seeks long-term capital appreciation by investing primarily in equity securities of companies located outside the United States. These two funds were added to further diversify the investment vehicles offered by the Plan.

Note 9    Subsequent Events
          -----------------

          Market Value of Investments
          ---------------------------

          The market value per share of the Company's Common Stock Fund at June 2, 1995 was $12.87 as compared to $16.25 at December 31, 1994.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN      SCHEDULE II
       ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                          DECEMBER 31, 1994 AND 1993

                                                                                                             1994
                                              ------------------------------------------------------------------------------
                                                                                                       COREFUND
                                                 COREFUND           CENTOCOR                     INTER-         EQUITY
                                                 TREASURY            COMMON                     MEDIATE         INDEX
                                                 RESERVE             STOCK        LOAN           DEBT           FUND
            ASSETS                               SERIES A            FUND         FUND           FUND          SERIES A
            ------                            ------------------------------------------------------------------------------
CORESTATES MONEY MARKET FUNDS
 AND CASH                                            $3,672            $203        $3,494          $144             $11

CENTOCOR INC. COMMON STOCK                                -       2,160,600             -             -               -
COREFUND TREASURY RESERVE SERIES A                  862,782               -             -             -               -
COREFUND INTERMEDIATE BOND
 FUND SERIES A                                            -               -             -     1,073,447               -
COREFUND EQUITY INDEX FUND SERIES A                       -               -             -             -       3,410,761
COREFUND INTERNATIONAL GROWTH FUND SERIES A               -               -             -             -               -
COREFUND GROWTH EQUITY FUND SERIES A                      -               -             -                             -

INTEREST AND DIVIDENDS RECEIVABLE                         -               -             -         5,720          22,524
EMPLOYER'S CONTRIBUTION  RECEIVABLE                   4,503         511,668             -         5,144           7,773
EMPLOYEE CONTRIBUTION RECEIVABLE                      4,170           4,295             -         4,480          15,734
LOANS RECEIVABLE FROM PARTICIPANTS                        -               -       169,357             -               -
                                              ------------------------------------------------------------------------------
  TOTAL ASSETS                                     $875,127      $2,676,766      $172,851    $1,088,935      $3,456,802
                                              ==============================================================================


    LIABILITIES AND PLAN EQUITY
    ---------------------------

OTHER LIABILITIES                                         -               -         5,443             -               -
TRANSFERS PAYABLE TO RELATED PARTIES                      -               -             -             -               -
NET INTERFUND INVESTMENT REDIRECTION                 14,549         116,201        55,802        53,999          39,731
                                              ------------------------------------------------------------------------------
PLAN EQUITY                                         800,578       2,660,605       111,606     1,034,935       3,417,071
                                              ------------------------------------------------------------------------------
  TOTAL LIABILITIES AND PLAN EQUITY                $875,127      $2,676,766      $172,851    $1,088,935      $3,456,802
                                              ==============================================================================

                                                                                      1994
                                              ------------------------------------------------------------------------------
                                                         COREFUND
                                                           INTER-            COREFUND
                                                          NATIONAL            GROWTH        CONTRIBUTION
                                                           GROWTH             EQUITY        /DISTRIBUTION
            ASSETS                                        SERIES A           SERIES A          ACCOUNT          TOTAL
            ------                            ------------------------------------------------------------------------------
CORESTATES MONEY MARKET FUNDS
 AND CASH                                                       $20                              $45,474        $53,017

CENTOCOR INC. COMMON STOCK                                        -                -               5,785      2,166,385
COREFUND TREASURY RESERVE SERIES A                                                                              862,782
COREFUND INTERMEDIATE BOND

 FUND SERIES A                                                    -                -                   -      1,073,447
COREFUND EQUITY INDEX FUND SERIES A                               -                -                   -      3,410,761

COREFUND INTERNATIONAL GROWTH FUND SERIES A                  17,249                -                   -         17,249
COREFUND GROWTH EQUITY FUND SERIES A                              -          477,207                   -        477,207

INTEREST AND DIVIDENDS RECEIVABLE                                58            1,002                   -         29,304
EMPLOYER'S CONTRIBUTION  RECEIVABLE                          10,032           10,678                   -        549,798

EMPLOYEE CONTRIBUTION RECEIVABLE                              2,509           11,204                   -         42,392

LOANS RECEIVABLE FROM PARTICIPANTS                                -                -                   -        169,357

                                              ------------------------------------------------------------------------------
  TOTAL ASSETS                                              $29,868         $500,091             $51,259     $8,851,699
                                              ==============================================================================



    LIABILITIES AND PLAN EQUITY
    ---------------------------

OTHER LIABILITIES                                                 -                -                   -          5,443
TRANSFERS PAYABLE TO RELATED PARTIES                              -                -                   -              -
NET INTERFUND INVESTMENT REDIRECTION                      ($181,895)        ($98,387)                  -              -
                                              -----------------------------------------------------------------------------
PLAN EQUITY                                                 211,762          598,478              51,259      8,846,255
                                              -----------------------------------------------------------------------------
  TOTAL LIABILITIES AND PLAN EQUITY                         $29,868         $500,091             $51,259     $8,851,699
                                              =============================================================================




                                                                                        1993
                                              --------------------------------------------------------------------------------------

                                                                                                  COREFUND
                                                COREFUND       CENTOCOR                    INTER-         EQUITY
                                                TREASURY        COMMON                    MEDIATE         INDEX
                                                RESERVE         STOCK        LOAN          DEBT           FUND
            ASSETS                              SERIES A         FUND        FUND          FUND          SERIES A       TOTAL
            ------                            --------------------------------------------------------------------------------------

CORESTATES MONEY MARKET FUNDS
 AND CASH                                           $7,733        $15,071     $25,689       $17,765       $29,183          $95,441

CENTOCOR INC. COMMON STOCK                               -      1,411,356           -             -             -        1,411,356
COREFUND TREASURY RESERVE SERIES A               1,082,802              -           -             -             -        1,082,802
COREFUND INTERMEDIATE BOND
 FUND SERIES A                                           -              -           -     1,337,077             -        1,337,077
COREFUND EQUITY INDEX FUND SERIES A                      -              -           -             -     3,436,630        3,436,630
COREFUND INTERNATIONAL GROWTH FUND SERIES A              -              -           -             -             -                -
COREFUND GROWTH EQUITY FUND SERIES A                     -              -           -             -             -                -

INTEREST AND DIVIDENDS RECEIVABLE                        -              -           -         4,595        20,897           25,492
EMPLOYER'S CONTRIBUTION  RECEIVABLE                  4,340         220354           -         5,741        15,791          246,226
EMPLOYEE CONTRIBUTION RECEIVABLE                     3,605           3148                     7,783        15,992           30,528
LOANS RECEIVABLE FROM PARTICIPANTS                       -              -      89,038             -             -           89,038
                                              --------------------------------------------------------------------------------------

  TOTAL ASSETS                                  $1,098,480     $1,649,929    $114,727    $1,372,961    $3,518,493       $7,754,590
                                              ======================================================================================



    LIABILITIES AND PLAN EQUITY
    ---------------------------

OTHER LIABILITIES
TRANSFERS PAYABLE TO RELATED PARTIES                17,629        (17,128)          -             -        45,987           46,488
NET INTERFUND INVESTMENT REDIRECTION               175,479         31,125           -        46,721      (253,325)               -
                                              --------------------------------------------------------------------------------------

PLAN EQUITY                                        905,372      1,635,932     114,727     1,326,240     3,725,831        7,708,102
                                              --------------------------------------------------------------------------------------

  TOTAL LIABILITIES AND PLAN EQUITY             $1,098,480     $1,649,929    $114,727    $1,372,961    $3,518,493       $7,754,590
                                              ======================================================================================


                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN      SCHEDULE III
  ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                                            1994
                           --------------------------------------------------------------------------------------------------------
                                                                    COREFUND        COREFUND
                            COREFUND    CENTOCOR               INTER-    GROWTH      INTER-    COREFUND
                            TREASURY     COMMON               MEDIATE    EQUITY     NATIONAL   GROWTH     COREFUND
                            RESERVE       STOCK    LOAN        DEBT       INDEX     GROWTH     EQUITY    CONTRIBUTION
                            SERIES A      FUND     FUND        FUND       FUND      SERIES A   SERIES A  /DISTRIBUTION    TOTAL
                           --------------------------------------------------------------------------------------------------------
INTEREST & OTHER INCOME       $32,944       $239     $10,209    $57,853     $91,613     $927     $2,227           $950    $196,962

REALIZED GAINS (LOSSES)
 ON SALE OF INVESTMENTS             -     (2,179)          -    (10,571)    188,011       (6)    (1,642)             -     173,613


UNREALIZED APPRECIATION
 (DEPRECIATION) OF
 INVESTMENTS                        -    666,999           -    (59,799)    266,069    (1547)   (13,130)             -     326,454

CONTRIBUTIONS:
 EMPLOYEE                     105,291    187,101           -    150,442     436,173   19,772     441409              -   1,340,188
 EMPLOYER                       4,503    511,668           -      5,144       7,773   10,032    10678.2              -     549,798
 OTHER INCOME (EXPENSE)             -    (83,794)          -          -           -        -          _         43,048     (40,746)

DEDUCTIONS:
 BENEFITS PAID               (219,865)  (128,790)     (23213)  (250,918)   (698,638)       -     (11670)         7,261  (1,325,833)
 TRANSFERS TO RELATED PA            -          -           -          -           -        -          -              -           -
 LOAN ADVANCES                      -          -      (80319)         -           -        -          -              -     (80,319)
 ADMINISTRATIVE EXPENSES            -          -       (1963)         -           -        -          -              -      (1,963)
 NET  INTERFUND INVESTME       32,333   (226,611)     92,165   (183,455)    (67,623) 182,585    170,606              -           -
                            --------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)       (44,794)   924,633      (3,121)  (291,304)   (308,760) 211,763    598,478         51,259   1,138,154

PLAN EQUITY AT
 BEGINNING OF PERIOD          905,372  1,635,932     114,727   132,6240   3,725,831        -          -              -   7,708,102
                            --------------------------------------------------------------------------------------------------------

PLAN EQUITY AT
 END OF PERIOD               $860,578 $2,560,565    $111,606 $1,034,936  $3,417,071 $211,763   $598,478        $51,259  $8,846,256
                            ========================================================================================================


                                                                         1993
                                    ----------------------------------------------------------------------------------
                                                                                     COREFUND
                                        COREFUND      CENTOCOR                   INTER-     GROWTH
                                        TREASURY       COMMON                   MEDIATE     EQUITY
                                         RESERVE        STOCK       LOAN         DEBT        INDEX
                                         SERIES A       FUND        FUND         FUND        FUND         TOTAL
                                    ----------------------------------------------------------------------------------
INTEREST & OTHER INCOME                   $  18,358       $1,149      $8,694       $4,595      $20,904      $53,700

REALIZED GAINS (LOSSES) ON SALE
 INVESTMENTS                                      -     (494,116)          -       54,785      600,687      161,356


UNREALIZED APPRECIATION
 (DEPRECIATION) OF
 INVESTMENTS                                      -     (176,269)          -      (37,795)    (386,592)    (600,656)

CONTRIBUTIONS:
 EMPLOYEE                                   244,252      211,176           -      377,869      830,916    1,664,213
 EMPLOYER                                     6,615      340,960           -        8,045       23,367      378,987
 OTHER INCOME (EXPENSE)                           -            -           -            -            -            -

DEDUCTIONS:
 BENEFITS PAID                             (609,587)    (421,577)          -     (742,704)   (1,455,656) (3,229,524)
 TRANSFERS TO RELATED PA                    (17,629)      17,128           -            -       (45,987)    (46,488)
 LOAN ADVANCES                                    -            -     (50,280)           -             -     (50,280)
 ADMINISTRATIVE EXPENSES                          -            -      (2,632)           -             -      (2,632)
 NET  INTERFUND INVESTME                   (199,790)    (424,153)      3,771       13,137       607,035           -
                                        -----------------------------------------------------------------------------
NET INCREASE (DECREASE)                    (557,781)    (945,702)    (40,447)    (322,068)      194,674  (1,671,324)

PLAN EQUITY AT
 BEGINNING OF PERIOD                      1,463,153    2,581,634     155,174    1,648,308     3,531,157   9,379,426
                                        -----------------------------------------------------------------------------
PLAN EQUITY AT
 END OF PERIOD                            $ 905,372   $1,635,932    $114,727   $1,326,240    $3,725,831  $7,708,102
                                         ============================================================================

           CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN     SCHEDULE III cont.
  ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                             1992 *
                                     ---------------------------------------------------------------------------------------------
                                                                                                  COREFUND
                                            COREFUND             CENTOCOR                    INTER-       GROWTH
                                            TREASURY              COMMON                    MEDIATE       EQUITY
                                            RESERVE               STOCK       LOAN            DEBT         INDEX
                                            SERIES A               FUND       FUND            FUND         FUND        TOTAL
                                     ----------------------------------------------------------------------------------------------
 INTEREST                                       $68,803           $1,841       $8,891       $86,350        $62,607      $228,492

 REALIZED GAINS (LOSSES) ON SALE OF
  INVESTMENTS                                         -         (131,293)           -           706              -      (130,587)

 UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                                         -       (2,557,133)           -        (7,417)     (167,060)    (2,397,490)

 CONTRIBUTIONS:
  EMPLOYEE                                      575,146          728,267            -       638,215     1,664,815      3,606,443
  EMPLOYEE                                        4,517          985,248            -        11,803        16,210      1 017,778

 DEDUCTIONS:
  BENEFITS PAID                                (286,554)        (280,820)           -      (133,668)     (823,340)    (1,524,382)
  TRANSFERS TO RELATED PARTY                          -                -                          -             -              -
  LOAN ADVANCES                                       -                -       (69,172            -             -        (69,172)
  ADMINISTRATIVE EXPENSES                             -                -             -            -             -              -
  NET INTERFUBD IBVESTMENT REDIRECTION         (334,220)          45,182       165,535      (18,507)      142,010              -
                                         ---------------------------------------------------------------------------------------

 NET INCREASE  (DECREASE)                        27,692       (1,208,708)      105,254      577,482     1,229,362        731,082

 PLAN EQUITY AT
  BEGINNING OF PERIOD                         1,435,461        3,790,342        49,920    1,070,826     2,301,795      8,648,344
                                         ---------------------------------------------------------------------------------------

 PLAN EQUITY AT
  END OF PERIOD                              $1,463,153       $2,581,634      $155,174   $1,648,308    $3,531,157     $9,379,426
                                         =======================================================================================

* Certain items have been reclassified to conform to current year classifications.

                                   CENTOCOR
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         YEAR ENDED DECEMBER 31, 1994

Description of Assets:            Number of Shares               Cost                 Market
- - ----------------------            ----------------               ----                 ------

Centocor Common Stock                      133,316            $1,934,758            $2,166,385

CoreFund Treasury
   Reserve Fund A                          862,782               862,782               862,782

CoreFund Intermediate
   Bond Fund A                             113,114             1,129,591             1,073,447

CoreFund Equity Index
   Fund Series  A                          169,605             3,511,987             3,410,761

CoreFund International
   Growth Fund Series                        1,430                18,796                17,249

CoreFund Growth
   Equity Fund Series                       50,338               490,337               477,207


                                  Number of Participants           Cost               Market
                                  ----------------------           ----               ------
Loans from participants                         33               169,357               169,357

                                   CENTOCOR
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1994

                                                    Purchases                                    Sales
                                        ----------------------             ------------------------------------------------
                                         Shares or                          Shares or                             Net
Description of Assets                    Par Value     Cost                 Par Value   Proceeds     Cost      Gain / (Loss
- - ---------------------                    ---------     ----                 ---------   --------     ----      ------------

Centocor Common Stock                        9,977    $130,742                  1,062     $13,275    $15,454       ($2,179)

CoreFund Treasury
     Reserve Fund A                        540,396     540,395                760,416     760,416    760,416         -

CoreFund Intermediate
     Bond Fund A                            22,306     218,032                 42,102     411,291    421,862       (10,571)

CoreFund Equity Index
     Fund Series  A                         44,450     940,233                 33,874     728,753    540,742       188,011

CoreFund International
     Growth Fund Series A                    1,439      18,923                      9         121        127            (6)

CoreFund Growth
     Equity Fund Series A                   54,869     535,301                  4,531      43,322     44,964        (1,642)

CoreFund Liquidity Fund                  1,622,682   1,622,682              1,655,107   1,655,107  1,655,107         -

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                        CENTOCOR QUALIFIED SAVINGS
                                        AND RETIREMENT PLAN



June 2, 1995                            By:/s/David P. Holveck
                                           -------------------
                                           David P. Holveck
                                           President and Chief Executive Officer